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Exhibit 99(a)(5)

For Immediate Release

Contacts:
Chiron Corporate Communications
& Investor Relations
Media: 510.923.6500
Investors: 510.923.2300

CHIRON CORPORATION ELECTS TO USE CASH TO REPURCHASE ANY
TENDERED LIQUID YIELD OPTION NOTES DUE 2031

        EMERYVILLE, CA, MAY 14, 2004—Chiron Corporation (Nasdaq: CHIR) today announced that holders of Chiron's Liquid Yield Option™ Notes due 2031 (Zero Coupon—Senior) (the "LYONs") have the right to surrender their LYONs for purchase. Each holder of the LYONs has the right to require Chiron to purchase all or any part of such holder's LYONs at a price equal to $584.31 per $1,000 of principal amount at maturity. Under the terms of the LYONs, Chiron has the option to pay the purchase price with cash, common stock or a combination of cash and stock. Chiron has elected to pay the purchase price solely with cash. If all outstanding LYONs are surrendered for purchase, the aggregate cash purchase price will be approximately $426.5 million. The LYONs are convertible at any time before maturity into 7.1613 shares of Chiron's common stock per $1,000 principal amount at maturity, subject to adjustment under certain circumstances.

        LYONs holders' opportunity to surrender LYONs for purchase will commence on May 14, 2004, and will terminate at 5:00 p.m., New York City time, on June 14, 2004. In order to surrender LYONs for purchase, a purchase notice must be delivered to U.S. Bank National Association, the paying agent, or through The Depository Trust Company. Holders may withdraw any LYONs previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on June 14, 2004.

        Chiron will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing LYONs for purchase will be available through The Depository Trust Company and the paying agent.

About Chiron

        Through its global Blood Testing, Vaccines and BioPharmaceuticals businesses, Chiron Corporation addresses human suffering with more than 50 diverse products to detect, prevent and treat disease worldwide. The company's consistent success has come from its pioneering science, skill in delivering innovations in biotechnology and disciplined business approach. Chiron believes that science has the power to improve people's lives and harnesses that power to transform public health.

        This news release contains forward-looking statements, including statements regarding sales growth, product development initiatives, new product indications, new product marketing, acquisitions and in- and out-licensing activities, that involve risks and uncertainties and are subject to change. A full discussion of the company's operations and financial condition, including factors that may affect its business and future prospects, is contained in documents the company has filed with the SEC, including the form 10-Q for the quarter ended March 31, 2004, and the form 10-K for the year ended December 31, 2003, and will be contained in all subsequent periodic filings made with the SEC. These documents identify important factors that could cause the company's actual performance to differ from current expectations, including the outcome of clinical trials, regulatory review and approvals, manufacturing capabilities, intellectual property protections and defenses, stock-price and interest-rate volatility, and marketing effectiveness. In particular, there can be no assurance that Chiron will increase sales of existing products, successfully develop and receive approval to market new products, or achieve market acceptance for such new products. There can be no assurance that Chiron's out-licensing activities will generate significant revenue, nor that its in-licensing activities will fully protect it from claims of infringement by third parties. In addition, the company may engage in business opportunities, the successful completion of which are subject to certain risks, including shareholder and regulatory approvals and the integration of operations.

        Consistent with SEC Regulation FD, we do not undertake an obligation to update the forward-looking information we are giving today.

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  Exhibit 99(a)(5)
CHIRON CORPORATION ELECTS TO USE CASH TO REPURCHASE ANY TENDERED LIQUID YIELD OPTION NOTES DUE 2031